This document is a summary translation of the Japanese language original version. In the event of any discrepancy, errors and/or omissions, the Japanese language version shall prevail.

Consolidated Financial Summary for the First Quarter Ended March 31, 2017 (Japanese Standard)

May 1, 2017

Listed company name: Coca-Cola Bottlers Japan Inc.
(formerly Coca-Cola West Company, Limited)	Listed stock exchanges: Tokyo and Fukuoka
Code number: 2579	URL: https://en.ccbji.co.jp
Delegate: Title: Representative Director & President	Name: Tamio Yoshimatsu
Contact: Title: Leader, Finance Controller Group	Name: Masakiyo Uike Phone: +81-3-6896-1707
Expected date of quarterly report submission: May 12, 2017	Expected date of the dividend payments: －
FY 2017 1Q supplementary information: Yes
FY 2017 1Q financial presentation: None

(Fractions of one million yen are rounded down)
1. Consolidated financial results for the 1st quarter 2017 (from January 1, 2017 to March 31, 2017)
(Percentages indicate changes over the same period in the prior fiscal year)
(1) Consolidated financial results
	Net revenues		Operating income		Recurring income		Profit attributable to owners of parent
	million yen	%	million yen	%	million yen	%	million yen	%
1st quarter 2017	99,141	(1.4)	2,167	(1.9)	1,947	(5.9)	942	(1.2)
1st quarter 2016	100,545	10.3	2,209	－	2,069	－	953	－
Note: Comprehensive income
1Q 2017: 1,101 million yen <－%>	1Q 2016: (333 million yen) <－%>

	Earnings per share	Diluted earnings per share
	yen	yen
1st quarter 2017 1st quarter 2016	8.63 8.73	－ －

(2) Consolidated financial position
	Total assets	Net assets	Net assets (excl. minority interests) to total assets
As of	million yen	million yen	%
1st quarter 2017	368,841	259,623	70.3
Full year 2016	377,468	261,173	69.1
Reference: Net assets (excl. minority interests)
1Q 2017: 259,223 million yen	End of 2016: 260,758 million yen

2. Dividends
Dividends per share
(Record date)	End of 1Q	End of 2Q	End of 3Q	Year-end	Annual
Year ended	yen	yen	yen	yen	yen
Full year 2016 Full year 2017	－ －	22.00	－	24.00	46.00

Full year 2017 (forecast)		－	－	－	－
Note: 1.	Revisions to the cash dividends forecasts most recently announced: None
2.	End of 2Q FY 2016 dividend FY 2016 ending dividend	: an ordinary dividend of 21.00 yen,a commemorative dividend of 1.00 yen : an ordinary dividend of 23.00 yen, a commemorative dividend of 1.00 yen
3.
We conducted the business integration with Coca-Cola East Japan Co., Ltd. through a share exchange and an absorption-type company split on April 1, 2017. Year-end dividend forecast for the fiscal year ending December 31, 2017 shall be announced separately upon determination.

3. Forecast of consolidated financial results 2017 (from January 1, 2017 to December 31, 2017)
(Percentages indicate changes over the same period in the prior fiscal year)
	Net revenues		Operating income		Recurring income		Profit attributable to owners of parent		Earnings per share
	million yen	%	million yen	%	million yen	%	million yen	%	Yen
Full year 2017	－	－	－	－	－	－	－	－	－

Note: 1.	Revisions to the forecasts of consolidated financial results most recently announced: None
2.
We conducted the business integration with Coca-Cola East Japan Co., Ltd. through a share exchange and an absorption-type company split on April 1, 2017. Full-year consolidated performance forecasts for the fiscal year ending December 31, 2017 shall be announced separately upon determination.

Notes
(1) Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation)	: None
(2) Application of special accounting for preparing the quarterly consolidated financial statement	: None
(3) Changes in accounting policies, changes in accounting estimates, and restatement of prior period financial statements after error corrections
1) Changes in accounting policies due to revisions to accounting standards and other regulations
2) Changes other than those in 1) above
3) Changes in accounting estimates
4) Restatement of prior period financial statements after error corrections

: None : Yes : Yes : None
(4) Number of outstanding shares (common shares)
1) Number of outstanding shares at the end of period (including treasury shares):
1Q 2017: 111,125,714 shares     FY 2016: 111,125,714 shares
2) Number of treasury shares at the end of period:
1Q 2017: 1,989,678 shares         FY 2016: 1,989,069 shares
3) Average number of outstanding shares at end of period (three months):
1Q 2017: 109,136,375 shares     1Q 2016: 109,138,597 shares

Note: the total number of outstanding shares increased by 95,142,879 to 206,268,593 as of April 1, 2017 in connection with the integration with Coca-Cola East Japan Co., Ltd.

* These Consolidated Financial Results are not subject to quarterly review procedures.

* Explanation regarding appropriate use of the forecast, other special instructions
Figures in the above forecast are based on information available to management at the time of announcement.
Due to number of inherent uncertainties in the forecast, actual results may differ materially from the forecast. Furthermore, please refer to [Attachment] “1. Qualitative Information on the Financial Summary for this Quarter (3) Information on the Future Outlook, Including Forecast of Consolidated Financial Results” on page 3 for matters relating to performance forecasts.

1. Qualitative Information on the Financial Summary for this Quarter
(1) Details of Consolidated Financial Results
　During the first quarter of the fiscal year under review, the Japanese economy continued to show an overall trend of modest recovery with the job market and income situation continuing to improve and the various strategic measures by the government having a positive impact.
　In the soft drink industry, despite the fact that the market saw trends for soft drink companies to continue initiatives focusing on revenue, the stark situation continued as sales competition among beverage companies remained severe.
　Both health food and cosmetic industries also remained under tough conditions despite the continued trend of market growth, due to factors such as intense competition owing to new players from other industries entering the market, etc.
　In this operating environment, the Company will adopt the following management policies. In the soft drink business we will aim to increase sales generating profits by implementing appropriate price strategies in order further develop the sophistication of our RGM (Revenue Growth Management) initiatives and ensure fine-tuned sales activities corresponding to business conditions and the situations of our customers. In order to build a vending business model that gives us a competitive advantage, we will enhance initiatives for key issues that will lead to improvements in productivity and efficiency, and introduce IT solutions targeted at growing sales. We will also continue to make investments in order to improve job satisfaction for employees and corporate growth.
　In the healthcare & skincare business, we aim to win new customers by introducing highly competitive new products and carrying out effective advertising campaigns, and we will aim to promote continued and increased purchases by existing customers through further promotion of CRM (Customer Relationship Management). We will also undertake initiatives to develop new sales channels and new business in order to break into new fields.
　The Company plans to create new growth opportunities by continuing collaborative initiatives between the soft drink business and healthcare & skincare business.
　Additionally, the Company and Coca-Cola East Japan Co., Ltd. underwent the business integration by means of a share exchange and absorption-type company split effective as of April 1, 2017, with the new, merged company, Coca-Cola Bottlers Japan Inc., launching as of the same date. The integration will combine the experience and know-how that the Company and Coca-Cola East Japan Co., Ltd. have cultivated over the years, and through the creation of new value aims to further grow Coca-Cola’s business and contribute to the development of the soft drink industry in Japan.
　The business performance status for the first three-month period of this fiscal year is as follows.
＜Net Revenues＞
　Consolidated net revenues of the soft drink business in the first quarter of the fiscal year under review fell 735 million yen to 91,644 million yen (down 0.8%) year on year, owing to factors such as the impact of the fall in sales volumes. Consolidated net revenues of the healthcare & skincare business in the first quarter of the fiscal year under review fell 668 million yen to 7,497 million yen (down 8.2%) year on year, owing to factors such as the impact of the fall in sales volumes. As a result, the total consolidated net revenues for all segments in the first quarter of the fiscal year under review fell 1,403 million yen to 99,141 million yen (down 1.4%) year on year.
＜Operating Income＞
　Consolidated operating income of the soft drink business in the first quarter of the fiscal year under review fell 79 million yen to 1,320 million yen (down 5.7%) year on year, due to the impact of an increase in expenses brought about by the change in our depreciation method for fixed assets, despite our efforts to reduces costs, etc. in connection with the decrease in net revenues discussed above. Despite the aforementioned drop in net revenues, consolidated operating income in the healthcare & skincare business in the first quarter of the fiscal year under review increased by 37 million yen to 846 million yen (up 4.6%) year on year thanks to factors such as reductions in sales promotion costs. As a result, the total consolidated operating income for all segments for the first quarter of the fiscal year under review fell 42 million yen to 2,167 million yen (down 1.9%) year on year.
＜Recurring Income and Quarterly Profit Attributable to Owners of Parent＞
　Recurring income in the first quarter of the fiscal year under review decreased by 121 million yen to 1,947 million yen (down 5.9%) year on year, owing mainly to the fall in operating income. Quarterly profit attributable to owners of parent in the first quarter of the fiscal year under review fell 11 million yen to 942 million yen (down 1.2%) year on year.

(2) Details of Consolidated Financial Position
　Total assets at the end of the first quarter of the fiscal year under review decreased 8,627 million yen to 368,841 million yen (down 2.3%) compared to the end of the previous consolidated fiscal year, mainly due to a reduction in notes and accounts receivable – trade, as well as cash and deposits.
　Liabilities decreased 7,078 million yen to 109,217 million yen (down 6.1%) from the end of the previous consolidated fiscal year. This was chiefly due to a decrease in accrued income taxes and other accounts payable.
　Net assets decreased 1,549 million yen to 259,623 million yen (down 0.6%) compared to the end of the previous consolidated fiscal year as a result primarily of dividend payments.

(3) Information on the Future Outlook, Including Forecast of Consolidated Financial Results
　The Company conducted the business integration with Coca-Cola East Japan Co., Ltd. through a share exchange and an absorption-type company split on April 1, 2017 with the new company, Coca-Cola Bottlers Japan Inc., launching as of the same date.
　Full-year consolidated performance forecasts of Coca-Cola Bottlers Japan Inc. for the fiscal year ending December 31, 2017 are currently being developed and shall be announced promptly upon determination.

2. Quarterly Consolidated Financial Statements and Main Notes
(1) Quarterly Consolidated Balance Sheets
		(Millions of yen)
	As of December 31, 2016	As of March 31, 2017
Assets
Current assets
Cash and deposits	63,849	64,563
Trade notes and accounts receivable	29,649	27,838
Marketable securities	23,112	19,005
Merchandise and finished goods	27,279	26,063
Work in process	652	703
Raw materials and supplies	1,998	3,741
Other	17,333	15,666
Allowance for doubtful accounts	(287)	(243)
Total current assets	163,587	157,337
Fixed assets
Property, plant and equipment
Buildings and structures, net	31,162	29,672
Machinery, equipment and vehicles, net	22,688	21,753
Sales equipment, net	39,999	40,825
Land	62,128	62,077
Construction in progress	5	7
Other, net	1,829	1,744
Total property, plant and equipment	157,815	156,080
Intangible assets
Goodwill	22,668	22,216
Other	4,889	4,456
Total intangible assets	27,557	26,672
Investments and other assets
Investment securities	20,144	20,169
Retirement benefit assets	123	126
Other	8,760	8,983
Allowance for doubtful accounts	(519)	(529)
Total investments and other assets	28,508	28,750
Total fixed assets	213,881	211,503
Total assets	377,468	368,841

		(Millions of yen)
	As of December 31, 2016	As of March 31, 2017
Liabilities
Current liabilities
Trade notes and accounts payable	15,990	18,705
Current portion of long-term borrowings	17	17
Accrued income taxes	5,717	843
Other accounts payable	25,042	20,344
Provision for sales and promotion expenses	308	328
Other	8,662	9,077
Total current liabilities	55,739	49,318
Non-current liabilities
Bonds payable	50,000	50,000
Long-term borrowings	183	179
Net defined benefit liability	3,505	3,443
Liabilities for directors’ and corporate auditors’ retirement benefits	191	110
Other	6,675	6,165
Total non-current liabilities	60,556	59,898
Total liabilities	116,295	109,217
Equity
Shareholders’ equity
Capital stock	15,231	15,231
Capital surplus	109,072	109,072
Retained earnings	137,404	135,726
Treasury stock	(4,593)	(4,595)
Total shareholders’ equity	257,114	255,435
Accumulated other comprehensive income
Net unrealized gains(loss) on other marketable securities	4,092	4,091
Deferred gains or losses on hedges	77	52
Foreign currency translation adjustments	(3)	18
Remeasurements of defined benefit plans	(522)	(375)
Total accumulated other comprehensive income	3,643	3,787
Non-controlling interests	414	400
Net assets	261,173	259,623
Total liabilities and equity	377,468	368,841

(2) Quarterly Consolidated Statements of Income and Comprehensive Income
(Quarterly Consolidated Statements of Income)
(First three-month period of a fiscal year)
		(Millions of yen)
	Three months ended March 31, 2016	Three months ended March 31, 2017
Net revenues	100,545	99,141
Cost of goods sold	48,469	47,179
Gross profit	52,076	51,962
Selling, general and administrative expenses	49,866	49,794
Operating income	2,209	2,167
Non-operating income
Interest income	14	10
Dividends income	23	18
Share of profit of investees equity-method	14	40
Other	106	135
Total non-operating income	159	204
Non-operating expenses
Interest expense	118	113
Loss on disposal of property plant and equipment	93	134
Other	88	176
Total non-operating expenses	299	424
Recurring income	2,069	1,947
Extraordinary income
Gain on sale of property plant and equipment	－	42
Gain on sale of investment securities	－	16
Total extraordinary income	－	59
Extraordinary expenses
Business integration-related expenses	－	536
Total extraordinary losses	－	536
Income before income taxes and minority interests	2,069	1,470
Income taxes - current	655	663
Income taxes - deferred	439	(150)
Total income taxes	1,094	513
Net profit	975	956
Net profit attributable to non-controlling interests	21	14
Net profit attributable to owners of the company	953	942

(Quarterly Consolidated Statements of Comprehensive Income)
(First three-month period of a fiscal year)
		(Millions of yen)
	Three months ended March 31, 2016	Three months ended March 31, 2017
Profit	975	956
Other comprehensive income
Net unrealized gains(loss) on marketable securities	(1,274)	(0)
Foreign currency translation adjustments	14	22
Remeasurements of defined benefit plans, net of tax	166	127
Share of other comprehensive income of investees equity-method	(214)	(5)
Total other comprehensive income	(1,308)	144
Comprehensive income	(333)	1,101
Comprehensive income attributable to:
Owners of the company	(354)	1,086
Non-controlling interests	21	14

(3) Notes to Quarterly Consolidated Financial Statements
(Notes Relating to Assumptions for the Going Concern)
Not applicable.

(Notes for Case Where Shareholders’ Equity underwent Significant Changes in Value)
Not applicable.

(Application of Special Accounting for Preparing the Quarterly Consolidated Financial Statement)
Not applicable.

(Changes in Accounting Policies)
(Changes in accounting policies that are difficult to distinguish from changes in accounting estimates, and changes in accounting estimates)
(Change in depreciation method and change in service life)
　Previously, the Company and some of its consolidated subsidiaries mainly used the declining balance method to calculate depreciation of property, plant and equipment (excluding sales equipment and leased assets), but we have switched to the straight-line method from the first quarter of the fiscal year under review.
　The business integration with Coca-Cola East Japan Co., Ltd. carried out as of April 1, 2017 gives us a stronger business platform, and by bringing together the know-how in the areas of sales and manufacturing that both companies have cultivated over the past years it will allow us to create an optimal production structure covering a wide geographical area. Consequently, as we expect to be able to benefit from the long-term, stable use of property, plant and equipment (excluding sales equipment and leased assets), using straight-line depreciation to distribute the expense over its service life will appropriately reflect the pattern of consumption of economic benefits for such property, plant and equipment, so we have therefore decided to change our depreciation method to the straight-line method.
　The Company and some of its consolidated subsidiaries also used the opportunity provided by the change in our depreciation method to conduct a utilization study. Previously, we had set the key service life of manufacturing machinery and equipment at 10 years, but as a result of our study we have revised it to 7-20 years – a predicted economic life that more accurately reflects the reality of the situation – and have made changes extending into the future.
　We also took the opportunity provided by the change in our depreciation method for property, plant and equipment to devaluate the residual value of property, plant and equipment after the elapse of its service life to a nominal value of one yen, from the first quarter of the consolidated fiscal year under review.
　Compared to the previous method, the aforementioned changes have resulted in a reduction of operating income of 1,011 million yen and reduction in recurring income and income before income taxes and minority interests of 1,034 million yen for the first quarter of this consolidated fiscal year.
Please refer to “2. Quarterly Consolidated Financial Statements and Main Notes (3) Notes to Quarterly Consolidated Financial Statements (Segment Information)” for the impact on segment information.

(Additional Information)
(Application of Implementation Guidance on Recoverability of Deferred Tax Assets)
　“Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No. 26 dated March 28, 2016) is applied from the first quarter of the consolidated fiscal year under review.

(Segment Information)
First three-month period of previous fiscal year (January 1, 2016 – March 31, 2016)
1. Information on net revenues and profits or losses by reported segment
		(Millions of yen)
	Soft drink business	Healthcare & skincare business	Total
Net revenues
Net revenues-outside customers	92,380	8,165	100,545
Net revenues and transfer-inter-segment	－	－	－
Total	92,380	8,165	100,545
Segment profit	1,400	809	2,209
(Note) Net revenues and Segment profit are equivalent to Net revenues and Operating income in Quarterly Consolidated Statements of Income, respectively.

First three-month period of this fiscal year under review (January 1, 2017 – March 31, 2017)
1. Information on net revenues and profits or losses by reported segment
		(Millions of yen)
	Soft drink business	Healthcare & skincare business	Total
Net revenues
Net revenues-outside customers	91,644	7,497	99,141
Net revenues and transfer-inter-segment	－	－	－
Total	91,644	7,497	99,141
Segment profit	1,320	846	2,167
(Note) Net revenues and Segment profit are equivalent to Net revenues and Operating income in Quarterly Consolidated Statements of Income, respectively.

2. Matters relating to changes in the Company’s reported segment
(Change in depreciation method and change in service life)
As discussed in “2. Quarterly Consolidated Financial Statements and Main Notes (3) Notes to Quarterly Consolidated Financial Statements (Changes in Accounting Policies, etc.),” from the first quarter of the consolidated fiscal year under review the depreciation method for property, plant and equipment (excluding sales equipment and leased assets) was changed to the straight-line method. The key service life of machinery and equipment has been revised to 7-20 years, and changes have been applied into the future. Furthermore, from the first quarter of the consolidated fiscal year under review the residual value of property, plant and equipment after the elapse of its service life has been devaluated to a nominal value of one yen.
As a result of these changes, compared to the previous method, segment revenue for the first quarter of this fiscal year has reduced by 976 million yen in the soft drink business and 34 million yen in the healthcare & skincare business.